Petrohawk Energy Corporation

1100 Louisiana, Suite 4400

Houston, Texas 77002

July 12, 2006

VIA EDGAR AND

OVERNIGHT DELIVERY

Securities and Exchange Commission

100 F Street, NE

Washington, CD 20549

Re:	KCS Energy, Inc.

Request to Withdraw Registration Statement on Form S-3

(File Number 333-62700)

Ladies & Gentlemen:

In accordance with Rule 477 of Regulation C promulgated under the Securities Act of 1933 (the “Securities Act”), Petrohawk Energy Corporation, a Delaware corporation (“Petrohawk), as successor by merger to KCS Energy, Inc. (the “Registrant”), hereby respectfully withdraws the above-referenced registration statement on Form S-3 (the “Registration Statement”), with such withdrawal to be effective as of the date hereof, on grounds that such withdrawal is consistent with the public interest and the protection of investors as contemplated by paragraph (a) of Rule 477.

On July 12, 2006, the Registrant was merged with and into Petrohawk pursuant to an Amended and Restated Agreement and Plan of Merger effective as of April 20, 2006. As a result of the merger, the separate existence of the Registrant ceased and Petrohawk became the successor entity to the Registrant.

Petrohawk, as successor to Registrant, no longer intends to issue any securities pursuant to the Registration Statement.

Please provide a copy of the order granting the withdrawal of the Registration Statement to William T. Heller IV of Thompson & Knight LLP, counsel to Petrohawk (as successor to Registrant), by facsimile at (832) 397-8071. If you have any questions with respect to this letter, please contact Mr. Heller at (713) 951-5807.

Sincerely, Petrohawk Energy Corporation

By:	/s/ Floyd C. Wilson
Name: Title:	Floyd C. Wilson President and Chief Executive Officer

cc:	David Elkouri [Hinkle Elkouri Law Firm]

William T. Heller IV [Thompson & Knight LLP]